EXHIBIT 11
CATERPILLAR INC. AND ITS SUBSIDIARIES COMPUTATIONS OF EARNINGS PER SHARE FOR THE YEARS ENDED DECEMBER 31,
		2001	2000	1999

I.	Net profit for year (millions of dollars) (A):	$805	$1,053	$946

II.	Determination of shares (millions):
	Weighted average number of common shares outstanding (B)	343.3	346.8	355.4
	Shares issuable on exercise of stock options, net of shares assumed
	to be purchased out of proceeds at average market price	3.8	2.1	4.0

	Average common shares outstanding for fully diluted computation (C)	347.1	348.9	359.4

III.	Profit per share of common stock:
	Assuming no dilution (A+ B)	$2.35	$3.04	$2.66
	Assuming full dilution (A+ C)	$2.32	$3.02	$2.63